SO 3/12/04

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SECURITI 04016367 MISSION
20549

SEC FILE NUMBER
8- 14657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

1717 CAPITAL MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CHRISTIANA EXECUTIVE CAMPUS, 300 CONTINENTAL DRIVE, SUITE 3 SOUTH

(No. and Street)

NEWARK, DELAWARE 19713

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY MASTRANGELO (610) 407-1192

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP, 191 W. NATIONWIDE DRIVE, COLUMBUS, OHIO

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LANCE REIHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1717 CAPITAL MANAGEMENT COMPANY, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notarial Seal
Sharon M. Grant, Notary Public
Bethel Twp., Delaware County
My Commission Expires Dec. 23, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Financial Statements and Supplemental Schedule

Pursuant to Rule 17a-5 of
Securities and Exchange Commission

December 31, 2003

(Together With Independent Auditors' Report Thereon)

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
1717 Capital Management Company:

We have audited the accompanying statement of financial condition of 1717 Capital Management Company as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1717 Capital Management Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 29, 2004

1717 CAPITAL MANAGEMENT COMPANY

(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	9,729,971
Receivables:		
Investment companies		1,847,000
Brokers and dealers		318,334
Income taxes from affiliate		104,302
Other receivables		150,676
		2,420,312
Intangible asset		3,716,000
Prepaid expenses and other		516,861
Clearing organization deposit		65,175
Total assets	$	16,448,319
Liabilities and Stockholder's Equity		
Liabilities:		
Sales commissions and related bonuses payable	$	1,506,455
Accounts payable and accrued expenses		1,463,002
Payable to affiliates		963,521
Deferred tax liability		1,624,540
Total liabilities		5,557,518
Contingencies (note 9)		
Stockholder's equity:		
Capital stock, $1 par value; authorized 5,000 shares; issued and outstanding 2,295 shares		2,295
Capital contributed in excess of par value		13,061,430
Accumulated deficit		(2,172,924)
Total stockholder's equity		10,890,801
Total liabilities and stockholder's equity	$	16,448,319

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Statement of Operations

Year ended December 31, 2003

Revenues:		
Revenue from sales of commissionable securities	$	24,095,831
Revenue from sales of variable products of affiliates		21,289,040
Investment advisory fees		4,898,871
Revenue from sales of noncommissionable securities		2,303,049
Interest and dividends		39,510
		52,626,301
Expenses:		
Registered representatives' compensation from sales of commissionable securities and other advisory services		26,485,020
Registered representatives' compensation from sales of variable products of affiliates		21,289,040
Administration and servicing costs		3,291,697
Data processing costs		1,770,917
Occupancy and equipment costs		566,129
Communications		373,795
Amortization of intangible asset		304,000
Regulatory fees and expenses		212,638
Travel and seminars		177,796
Loss reserves		616,883
Other		593,773
		55,681,688
Loss before income taxes		(3,055,387)
Income tax benefit:		
Federal		(1,065,712)
State		(26,640)
		(1,092,352)
Net loss	$	(1,963,035)

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Capital stock, $1 par value	Capital contributed in excess of par value	Accumulated deficit	Net stockholder's equity
Balance at January 1, 2003	$	2,295	6,061,430	(209,889)	5,853,836
Capital contribution from parent		—	7,000,000	—	7,000,000
Net loss		—	—	(1,963,035)	(1,963,035)
Balance at December 31, 2003	$	2,295	13,061,430	(2,172,924)	10,890,801

See accompanying notes to financial statements.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(1,963,035)
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash charges to income:		
Amortization		304,000
(Increase) decrease in operating assets:		
Cash and securities segregated under federal and other regulations		15,753
Receivables		221,036
Prepaid expenses and other		(59,365)
Increase (decrease) in operating liabilities:		
Sales commissions and related bonuses payable		35,131
Accounts payable and accrued expenses		581,350
Payable to affiliates		879,818
Payable to investment companies		(15,753)
Deferred income taxes		(247,093)
Net cash used in operating activities		(248,158)
Cash flows from financing activities:		
Capital contribution from parent		7,000,000
Net cash provided by financing activities		7,000,000
Net increase in cash and cash equivalents		6,751,842
Cash and cash equivalents, beginning of year		2,978,129
Cash and cash equivalents, end of year	$	9,729,971
Supplemental cash flow information:		
Income taxes received	$	746,877

See accompanying notes to financial statements.

(1) Organization

1717 Capital Management Company (the Company) is a wholly owned subsidiary of Nationwide Provident Holding Company (NPHC), which is wholly owned by Nationwide Life Insurance Company of America (NLICA). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

On October 1, 2002, pursuant to a sponsored demutualization, Provident Mutual Life Insurance Company became a wholly owned subsidiary of Nationwide Financial Services, Inc. (Nationwide Financial) and changed its name to Nationwide Life Insurance Company of America.

The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, investment trust units, and limited partnership interests. The Company is the principal distributor of variable life insurance policies and variable annuity contracts issued by both NLICA and Nationwide Life and Annuity Company of America (NLACA), a wholly owned subsidiary of NLICA.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash deposits and money market mutual funds. The carrying amount of cash and cash equivalents in the balance sheet approximates its fair value.

(b) Intangible Asset and Stockholder's Equity

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. SFAS No. 141 requires the application of purchase accounting to be applied to all business combinations, including the allocation of the purchase price to all assets acquired and liabilities assumed. As a result of the acquisition by Nationwide Financial, the Company established an intangible asset in the amount of $4,100,000 on October 1, 2002, representing the present value of future income to be generated by existing accounts and all other revenue generating arrangements. In accordance with SFAS No. 141, on October 1, 2002, the Company recharacterized the accumulated deficit of $2,077,275 as a component of capital contributed in excess of par value.

SFAS No. 142, *Goodwill and Other Intangible Assets*, addresses how intangible assets should be accounted for after initial recognition. The Company has determined that the intangible asset is to be amortized over its estimated life of 22 years based upon undiscounted cash flows. The Company evaluates the remaining useful life of the intangible asset each reporting period to determine whether events and circumstances warrant impairment to the carrying value or a revision to the remaining period of amortization.

(Continued)

(c) ***Revenue Recognition***

Securities transactions (and related revenue from sale of investment company shares, which is reported as revenue from sales of commissionable securities) are recorded on a settlement date basis. There would be no material effect on the financial statements if these transactions were recorded on a trade-date basis.

The Company receives commissions based on the sales of variable products of affiliates and subsequently pays commissions to the registered representatives. The transactions are recorded when processed by the affiliates. Commission revenue is reported as revenue from sales of variable products of affiliates. Commission expense is reported as registered representatives' compensation from sales of variable products of affiliates.

The Company earns revenue from fee-based asset management programs in which another company manages the investments and financial planning services directly for clients. Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Investment advisory revenue is reported as investment advisory fees. Investment advisory expense is recognized as incurred and is reported as registered representatives' compensation from sales of commissionable securities and other advisory services.

(d) ***Concentrations of Credit Risk***

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns commission and concession income. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions that the Company believes are financially sound.

The Company derives the majority of its revenues from sales generated by the career agents and personal producing general agents of NLICA and NLACA.

In certain instances, the Company's cash balances exceeded the federally insured limits of $100,000 per institution.

(e) ***Income Taxes***

Beginning October 1, 2002, the Company is included in the consolidated federal income tax return of NPHC. Prior to October 1, 2002, the Company was included in the consolidated federal income tax return of Provident Mutual Life Insurance Company. The Company calculates income taxes on a separate company basis. The tax benefits resulting from any operating losses by the Company that would be realized by NPHC based on a consolidated return go to the benefit of the Company.

A consolidated return is not permitted for state income tax purposes. The Company files separate state income tax returns.

The Company utilizes the asset-and-liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable

(Continued)

to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain a minimum net capital, as defined under such provisions. The rule also requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. The minimum net capital requirement was $370,501 at December 31, 2003.

At December 31, 2003, aggregate indebtedness was 0.95 times net capital, and net capital amounted to $5,873,084. The amount of net capital in excess of the statutory requirement was $5,502,583 at December 31, 2003.

(4) Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(i).

To qualify for the exemption under Rule 15c3-3(k)(2)(i), the Company is prohibited from carrying margin accounts; must promptly transmit all customer funds and deliver all securities received in connection with its activities as the broker or dealer; must not otherwise hold funds or securities for, or owe money or securities to, customers; and must effectuate all financial transactions between the Company and its customers through one or more bank accounts designated as Special Account for the Exclusive Benefit of Customers of the Company.

(5) Related-Party Transactions

NLICA charged the Company a fee for services rendered, including the cost of employees, certain facilities, printing, and data processing. The Company incurred $6,526,959 in 2003 for these services. The amount payable to NLICA at December 31, 2003 was $963,521.

(Continued)

During 2003, the Company reported revenue and related commission expense for sales of the following NLICA and NLACA products:

NLICA variable life	$	18,783,470
NLACA variable life		2,505,570
	$	21,289,040

NPHC made capital contributions to the Company in the amounts of $2,000,000 and $5,000,000 on May 28, 2003 and December 29, 2003, respectively.

(6) Intangible Asset

At December 31, 2003, the gross carrying amount of the intangible asset was $4,100,000 and the accumulated amortization was $384,000. Amortization is based upon an expected life of 22 years. The amortization expense for the year ended December 31, 2003 was $304,000. Estimated amortization expense for the next five years is as follows:

Year ended December 31:		
2004	$	289,000
2005		274,000
2006		261,000
2007		248,000
2008		236,000

(7) Income Taxes

The income tax benefit for 2003 was as follows:

Current tax benefit:		
Federal	$	(845,979)
State and local		720
Total current tax benefit		(845,259)
Deferred tax benefit:		
Federal		(219,733)
State		(27,360)
Total deferred tax benefit		(247,093)
Total tax benefit	$	(1,092,352)

(Continued)

The benefit for income taxes differs from the amount of income tax benefit determined by applying the applicable statutory federal income tax rate to pretax loss as a result of the following differences:

Federal and state income tax at statutory rate	$	(1,096,026)
Increase (decrease) in effective rate resulting from:		
Meals and entertainment		3,674
Total tax benefit	$	(1,092,352)

Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 are as follows:

Deferred tax assets:		
State net operating loss carryforward	$	526,295
Reserve for litigation		113,333
Total gross deferred tax assets		639,628
Less valuation allowance		(526,295)
Net deferred tax assets		113,333
Deferred tax liabilities:		
Intangible asset		(1,300,600)
State deferred tax and other		(323,940)
Net deferred tax liability	$	(1,511,207)

A valuation allowance is required to be established for any portion of the deferred tax asset that management believes will not be realized. The Company has state net operating loss carryforwards, the tax effect of which was $526,295 at December 31, 2003. As a result of carryforward limitations, a valuation allowance has been established against the entire balance at December 31, 2003.

(8) Agreement With Carrying Broker

The Company has entered into an agreement with a broker (the carrying broker) to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The carrying broker remits commission revenue to the Company net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2003.

(Continued)

(9) Contingencies

The Company is a defendant in lawsuits related to its securities business. The lawsuits are in the discovery phase; accordingly, management and legal counsel are unable to express an opinion as to the outcome or effect that the lawsuits will have on the Company's financial condition. NLICA has agreed to indemnify the Company for losses, if any, resulting from these lawsuits in excess of $30,000. This action prevents any unfavorable outcome arising from the lawsuits having a material effect on the financial condition of the Company.

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

Computation of net capital		
1. Total ownership of equity from balance sheet	$	10,890,801
2. Deduct: Ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		10,890,801
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		10,890,801
6. Deductions and/or charges:		
A. Total nonallowable assets from Schedule of Nonallowable Assets		(4,788,687)
B. Other (deductions) and/or charges		(48,836)
7. Other additions and/or credits		—
8. Net capital before haircuts on securities positions		6,053,278
9. Haircuts on securities:		
C. Money market funds		(175,360)
D. Security positions		(4,834)
10. Net capital	$	5,873,084
Computation of basic net capital requirement		
11. Minimum net capital required (6-2/3% of line 19)	$	370,501
12. Minimum net capital requirement of reporting broker		250,000
13. Net capital requirement (greater of line 11 or 12)		370,501
14. Excess net capital (line 10 less line 13)		5,502,583
15. Excess net capital at 1,000% (line 10 less 10% of line 19)		5,317,332
Computation of aggregate indebtedness		
16. Total aggregate indebtedness liabilities from balance sheet	$	5,557,518
17. Add drafts for immediate credit		—
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		—
19. Total aggregate indebtedness	$	5,557,518
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		95%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

(Continued)

1717 CAPITAL MANAGEMENT COMPANY
(A Wholly Owned Subsidiary of Nationwide Provident Holding Company)

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of net capital and the corresponding computation included prepared by 1717 Capital Management Company in the Firm's unaudited Part II FOCUS Report filing as of the same date.

Schedule of nonallowable assets (line 6A)

Intangible assets	$	3,716,000
Receivables from investment companies, brokers and dealers, affiliates, and others		555,826
Prepaid expenses and other		516,861
Total line 6A	$	4,788,687

See accompanying independent auditors' report.

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report on Internal Control Required by SEC Rule 17a-5

To the Audit Committee of the Board of Directors
1717 Capital Management Company:

In planning and performing our audit of the financial statements and supplemental schedule of 1717 Capital Management Company (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Audit Committee of the Board of Directors and management of the Company, the SEC, the National Associated of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 29, 2004